Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following press release was distributed on April 21, 2004.

[LOGO]

For Immediate Release	Contact:	Melissa Jarmel 312-435-3620 news@cbot.com

CBOT REPORTS STRONG RESULTS FOR FIRST QUARTER 2004

CHICAGO, April 21, 2004 – The Chicago Board of Trade (CBOT) reported today that first quarter revenues rose 24 percent to $100.9 million from $81.5 million in the same period of 2003, with record quarterly trading volume contributing to revenue growth.

Net income for the quarter rose 9 percent to $16.2 million, compared with net income of $14.8 million in the first quarter of 2003. Operating income in the first quarter was $26.9 million, up from $25.7 million in the first quarter of 2003.

CBOT Chairman Charles P. Carey said, “The exchange’s first quarter results demonstrate the sound financial position of the CBOT. The exchange and its customers have reaped tremendous benefits from the successful implementation of the CME/CBOT Common Clearing Link and the migration to a premier electronic trading platform. Both of these standard-setting systems have further improved upon an already transparent and liquid trading environment for customers, and at the same time, the new platform and CCL have fostered significant growth at the exchange.”

CBOT President and CEO Bernard W. Dan said, “In addition to the CBOT’s new electronic trading platform and the Common Clearing Link, prudent fiscal management and the establishment of a new source of revenue in clearing fees were also significant contributors to the exchange’s first quarter results. Clearly, the CBOT business model is one that works. I believe that this earnings report is another indication of the CBOT’s preparedness to overcome challenges that present themselves, today and in the long-term.”

Trading volume in the first quarter of this year was 136.6 million contracts, up 44 percent from 95.2 million contracts in the same period in 2003.

As of March 31, 2004, the CBOT had an unrestricted cash balance of $81.3 million, compared with $70.8 million on March 31, 2003.

For more information about the CBOT’s products and markets, please visit the exchange Web site at www.cbot.com.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CHICAGO BOARD OF TRADE

CONSOLIDATED STATEMENTS OF INCOME

For the Quarter Ended March 31, 2004

(In Thousands)

	First Quarter 2004	Fourth Quarter 2003	First Quarter 2003
REVENUES
Exchange Fees	$54,379	$74,026	$58,456
Clearing Fees	16,589	1,158	—
Quotations	15,979	13,735	14,437
Building	5,398	5,191	4,940
Services	3,056	3,513	3,369
Members’ Dues	4,658	—	—
Other operating revenue	826	1,285	342

Total Revenues	100,885	98,908	81,544

EXPENSES
Salaries and Benefits	17,915	16,605	15,044
Depreciation and Amortization	11,292	10,396	7,208
Clearing Services	12,209	972	—
General and Administrative Expenses	5,462	7,072	2,894
Building Operating Costs	6,354	6,044	6,194
Technology	8,177	17,391	11,760
Contract License Fees	1,443	7,422	5,630
Professional Services	6,403	7,734	5,007
Programs	2,786	2,801	398
Equity on loss of OneChicago	232	307	299
Severence and contract termination costs	360	650	346
Interest	1,324	1,003	1,091

Total Expenses	73,958	78,397	55,871

INCOME FROM OPERATIONS	26,926	20,511	25,673
PROVISION FOR INCOME TAXES	10,999	(417)	10,841

INCOME BEFORE LIMITED PARTNERS
INTEREST IN CERES PARTNERSHIP	15,927	20,928	14,832
LIMITED PARTNERS INTEREST IN
INCOME OF CERES PARTNERSHIP	254	(21,778)	—

NET INCOME	$16,181	($850)	$14,832

BALANCE SHEET HIGHLIGHTS

(In Thousands)

	March 31, 2004	December 31, 2003	March 31, 2003
Unrestricted Cash	$81,325	$137,127	$70,755
Current Assets	$149,172	$200,157	$111,800
Total Assets	$425,951	$438,981	$357,559
Current Liabilities	$80,513	$84,535	$62,970
Long Term Debt	$39,985	$50,045	$32,143
Total Liabilities	$155,903	$169,758	$123,604
Members’ Equity	$267,662	$251,283	$357,559